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                             May 29, 2020

       Robert Rivers
       Chief Executive Officer and Chairman of the Board of Directors Eastern Bankshares, Inc.
       265 Franklin Street
       Boston, MA 02110

                                                        Re: Eastern Bankshares,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 4,
2020
                                                            CIK No. 0001810546

       Dear Mr. Rivers:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted May 4, 2020

       Summary, page 1

   1. Please expand your discussion of Eastern Bankshares, Inc.'s formation to include a discussion of the
timing of the Conversion, including the operative terms of the Plan of
                                                        Conversion and when
each step will occur relative to the offering. We note that the Plan of Conversion will be
filed by amendment. Please note that we may have comments on the Plan and that you
should allow adequate time for the staff to review the exhibit.
       Note 1. Summary of Significant Accounting Policies
       Allowance for Loan Losses, page F-11

   2. We note your reference to the floor methodology for determining the general component
 Robert Rivers
FirstName LastNameRobert Rivers
Eastern Bankshares, Inc.
Comapany NameEastern Bankshares, Inc.
May 29, 2020
May 29, 2020 Page 2
Page 2
FirstName LastName
         of the allowance for loan losses. Please tell us in greater detail how you apply the floor methodology to your loan portfolio when computing the allowance for loan losses and how it is appropriate under GAAP. Provide examples in your response to illustrate the floor methodology. Include additional disclosure in your next amendment as appropriate.
Notes to Consolidated Financial Statements
Note 4. Loans and Allowance for Loan Losses, page F-24

3.       We note that you had $21.9 million of trouble debt restructurings
(TDRs) that were
         modified during the prior 12 months and subsequently defaulted during 2019. We further note that you did not charge off any TDRs in 2019 for loans that were modified during the prior 12 months. Please provide additional information on these TDRs that subsequently defaulted during 2019 including the following:
           Quantify TDRs in past due status in the appropriate buckets (30-59 days, 60-89 days,
             90 days or more);
           Quantify TDRs in Nonaccrual status;
           Quantify specific reserves related to TDRs;
           Provide support for your conclusion that none of these TDRs should be charged off during 2019; and
           An update on these loans in 2020.
4. We note you have material loan participations in the periods presented. Please tell us and revise your next amendment, as appropriate, to describe in detail the following concerning these loan participations in the periods presented:
           How you determined the amount of provision to record at each quarter and year-end on loan participations, if you receive this information from the lead bank, and the procedures you performed to validate the information you obtained from the lead bank;
           Quantify the loan participations included in each loan segment; Quantify the loan participations included in non-accrual and impaired loans;
           Quantify the provision for loan losses on these loans, if any; Quantify the specific allowance for loan losses on these loans, if any; and
           Quantify the charge-offs on these loans, if any.
           Given your significant composition and total balance of loan participations, consider more transparent and disaggregated disclosures by segmenting loan participations in your allowance for loan loss disclosures.
 Robert Rivers
Eastern Bankshares, Inc.
May 29, 2020
Page 3

       You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameRobert Rivers                         Sincerely,
Comapany NameEastern Bankshares, Inc.
                                                        Division of Corporation
Finance
May 29, 2020 Page 3                                     Office of Finance
FirstName LastName